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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                        Commission File Number 000-33197


                           NOTIFICATION OF LATE FILING


(Check One):  [ ] Form 10-K and Form 10-KSB   [ ] Form 11-K    [ ] Form 20-F
              [X] Form 10-Q and Form 10-QSB   [ ]  Form N-SAR

      For Period Ended: March 31, 2005

                  [_]  Transition Report on Form 10-K
                  [_]  Transition Report on Form 20-F
                  [_]  Transition Report on Form 11-K
                  [_]  Transition Report on Form 10-Q
                  [_]  Transition Report on Form N-SAR

      For the Transition Period Ended:

      Read attached instruction sheet before preparing form. Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Not Applicable


                                     PART I
                             REGISTRANT INFORMATION

                         WARP Technology Holdings, Inc.
                   ------------------------------------------
             (Exact Name of Registrant as Specified in its Charter)


                151 Railroad Avenue, Greenwich, Connecticut 06830

            ---------------------------------------------------------
               (Address of Principal Executive Office) (Zip Code)

                                 (203) 422-2950
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               (Registrant's telephone number including area code)


                                     PART II
                             RULE 12b-25(b) AND (c)


      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

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[X]  (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     During the Registrant's fiscal quarter ended March 31, 2005, the registrant completed the acquisition of Gupta Technologies, LLC. In addition, during this fiscal quarter, the Registrant experienced certain management changes, including the departure of its principal financial officer, and the appointment of new Chief Financial Officer and Chief Accounting Officer. Accordingly, due to the acquisition, and the management changes, the Registrant was unable, without unreasonable effort or expense, to complete the accounting work necessary to prepare the consolidated financial statements required for the Registrant's Form 10-QSB for the period ended March 31, 2005 in order to file the Form 10-QSB in a timely manner. Thus, the Registrant requires additional time to properly complete and file its Form 10-QSB for the fiscal quarter ended March 31, 2005.

     For the reasons set forth above, the Registrant cannot timely file its Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 2005 without unreasonable effort or expense. The Registrant will file its Form 10-QSB no later than the fifth day after the due date of the Form 10-QSB.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Name: Ernest C. Mysogland
Executive Vice President,
Chief Legal Officer and Secretary                 (203) 422-2950
---------------------------------        ------------------------------
            (Name)                       (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [X] Yes [ ] No

The Registrant anticipates that there will be a significant change in the results of operations for the fiscal quarter

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ended March 31, 2005, compared with the fiscal quarter ended March 31, 2004, primarily due to the acquisition of Gupta, which was completed on January 31, 2005. The Registrant is in the process of completing the purchase price allocation as required under FAS 141, Business Combinations. The Registrant estimates that its consolidated results of operations will show the following:


              Three Months Ended March 31,     Nine Months Ended March 31,
              ----------------------------     ---------------------------
                   2005           2004              2005           2004
                   ----           ----              ----           ----
Revenues        $2,341,000      $370,784         $2,606,000      $734,695
                ----------    ----------         ----------    ----------

Net Loss        $3,713,000    $2,537,174         $5,356,000    $8,399,295
                ----------    ----------         ----------    ----------

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                         WARP Technology Holdings, Inc.
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                  (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date May 13, 2005


                                       By /s/ Ernest C. Mysogland
                                       -------------------------------
                                       Name: Ernest C. Mysogland
                                       Title: Executive Vice President,
                                              Chief Legal Officer and Secretary

     INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. Section 1001).